UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2010

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number
1.	Press release on IMS Research Ranked the #1 Supplier in European Market for Wireless Infrastructure Equipment used in Video Surveillance Dated November 15th, 2010	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: November 15th, 2010	By:	/s/ Efrat Makov
Name: Efrat Makov
Title: CFO

EXHIBIT 1

Washington, D.C., Nov. 15, 2010 — Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of 4G networks in the Broadband Wireless Access (BWA) market, today announced it was ranked the number one supplier of wireless infrastructure equipment used in video surveillance in Europe by IMS Research in its latest report “The EMEA Market for Wireless Infrastructure Used in Video Surveillance” (published August 2010).

“The main advantage of wireless infrastructure over wired systems is the cost savings associated with not trenching and laying cable. This means wireless infrastructure is well suited to video surveillance systems where cameras are required across a large area that has no existing network,” comments Niall Jenkins, Senior Analyst at IMS Research. “The video surveillance market, and in particular IP video surveillance, is fast growing and as wireless networking increases its penetration into this market, the opportunity for wireless infrastructure equipment vendors will continue to grow.”

Alvarion’s video surveillance portfolio offers a carrier-class, robust, secure and reliable solution which is field proven in municipalities, enterprises and industrial markets around the world. Alvarion’s complete portfolio includes the market leading 4G WiMAX™ 802.16e solution, BreezeMAX® Extreme for the 4.9 GHz and 5 GHz frequency range, BreezeACCESS® VL and BreezeNET® B which are optimized for wireless video surveillance applications.

“IMS Research’s latest video surveillance ranking proves our innovation in bringing cost-effective wireless broadband solutions for security applications,” said Ofer Karp, president of the Wireless Business Division at Alvarion. “Video surveillance is a routine issue in security planning and there is a constant search for innovative and intelligent technologies to improve security, particularly over several remote sites. Our fixed and mobile solutions support a wide range of frequency bands and provide a very attractive business case for video surveillance deployments.”

Alvarion has established partnerships with leading suppliers of security and video surveillance solutions around the world. Through the wide network of partners, Alvarion can offer its customers end-to-end solutions providing a range of benefits, including quick and easy integration and interoperability with many cameras and applications.

About IMS Research
IMS Research is a supplier of market research and consultancy services on a wide range of global electronics markets. The company is supported by headquarters in Wellingborough, UK and offices in Austin, Texas and Shanghai, China. IMS Research regularly publishes detailed research on video surveillance, access control, intruder alarms and fire detection and suppression markets, among others.
www.imsresearch.com

About Alvarion
Alvarion (NASDAQ:ALVR) is a global 4G communications leader with the industry’s most extensive customer base, including hundreds of commercial 4G deployments. Alvarion’s industry leading network solutions for broadband wireless technologies WiMAX, TD-LTE and WiFi, enable broadband applications for service providers and enterprises covering a variety of industries such as mobile broadband, residential and business broadband, utilities, municipalities and public safety agencies. Through an open network strategy, superior IP and OFDMA know-how, and ability to deploy large scale end-to-end turnkey networks, Alvarion is delivering the true 4G broadband experience today (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the current global recession, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G  market to develop as anticipated;, Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;  inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Shirley Farhi, Shirley.farhi@alvarion.com or +972.3.767.4159.

Alvarion®, its logo and all names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners. “WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

*IMS Research Report –The EMEA Market for Wireless Infrastructure used in Video Surveillance – 2010 edition; Report Author: Niall Jenkins